As filed with the Securities and Exchange Commission on April 12, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MEDAREX, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Shares of Common Stock,
Par Value $0.01 Per Share
(Title of Class of Securities)

583916101
(CUSIP Number of Class of Securities of Underlying Common Stock)

Irwin Lerner
Interim President and Chief Executive Officer
Medarex, Inc.
707 State Road
Princeton, New Jersey 08540
(609) 430-2880
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

W. Bradford Middlekauff Senior Vice President, General Counsel and Secretary 707 State Road Princeton, New Jersey 08540 (609) 430-2880	Nancy H. Wojtas, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$18,964,782	$582.22

*                 Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 2,958,051 shares of common stock of Medarex, Inc. having an aggregate value of $18,964,782 as of March 9, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of March 9, 2007.

**          Previously paid.

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  Third-party tender offer subject to Rule 14d-1.

☒  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP NO. 583916101

SCHEDULE TO
(Amendment No. 2)

This Amendment No. 2 (the “Amendment”) to the Offer to Amend Eligible Options (the “Offer”) filed by Medarex, Inc. (“Medarex”) with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on April 6, 2007, is the final amendment relating to the offer made by Medarex to certain optionees to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby and by Amendment No. 1, all terms of the Offer and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

The Offer expired at 11:59 p.m. Eastern Time, on Monday, April 9, 2007. Pursuant to the Offer, we accepted for amendment Eligible Portions of Eligible Options to purchase 2,937,789 shares of our common stock. Each Eligible Optionee elected to participate with respect to the Eligible Portion of such individual’s Eligible Option in the Offer. We have sent or will send via email to each Eligible Optionee a Final Election Confirmation Statement substantially in the form of Exhibit 99.(a)(1)(F) or Exhibit 99.(a)(1)(G), as applicable, to the Schedule TO confirming each such Eligible Optionee’s final elections with respect to his/her Eligible Options.

SCHEDULE TO
(AMENDMENT NO. 2)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2007.

MEDAREX, INC.

By:	/s/ Irwin Lerner
Irwin Lerner
Interim President and Chief Executive Officer